SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

7035 South High Tech Drive

Midvale, Utah 84047

July 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dean Brazier

Re:	Request for Effectiveness for Sportsman’s Warehouse Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-204517)

Dear Mr. Brazier:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sportsman’s Warehouse Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on July 14, 2015, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (801) 566-6681.

Very truly yours,

Sportsman’s Warehouse Holdings, Inc.

By:	/s/ Kevan P. Talbot
Name: Kevan P. Talbot
Title: Chief Financial Officer